Exhibit 4.28

Formula 1 Spanish Grand Prix

SPECIAL HOTEL AGREEMENT

Byrom plc,

Trading as MATCH Accommodation,

SEAMOS House, Brooks Drive,

Cheadle Royal Business Park,

Cheadle, Cheshire,

SK8 3SA

on the one hand

(the “Client”)

And

HOTEL101 SPAIN MANAGEMENT SLU

Calle 41, 4º

28001

Madrid, Spain

on the other hand

(the “Hotel Authority”)

have entered into this Agreement

regarding the use of hotel facilities on the occasion of

Formula 1 Spanish Grand Prix

2026 to 2035 editions

Initialled by: CDA / EB/ VT

TABLE OF CONTENTS

1.	INTRODUCTION	1
1.1.	The Event	1
1.2.	Byrom plc / MATCH Accommodation	1
1.3.	HOTEL101 SPAIN MANAGEMENT SLU	1
1.4.	Accommodation for the Event	1
2.	CONDITIONS PRECEDENT/DEADLINE DATE	1
2.1	Conditions Precedent	1
2.2	Deadline Date	2
3.	RESERVATION OF ROOMS	2
3.1.	Reserved Room Inventory	2
3.2.	Reservation Period & Total Room Nights Held	3
4.	ROOM RATES, SALES STATUS AND ATTRITION	3
4.1.	Client’s Room Rates	3
4.2.	Status of Event Room Nights	4
4.3.	Attrition Schedule	4
4.4.	Cancellation Penalties	5
4.5.	Late Arrival Guarantee / No-Shows	5
5.	OTHER HOTEL SPACE AND SERVICES	5
5.1.	Right of use and/or commercialisation	5
5.2.	Other Public Space	6
5.3.	Hotel Services	6
6.	PAYMENT	6
6.1.	Advance Payment to Hotel Authority	6
6.2.	Final Balance Payment	6
6.3.	Incidental Charges	6
7.	NON-PROVISION OF ROOMS AND SERVICE ISSUES	7
7.1	Non-provision of rooms	7
7.2	Service Issues	7
8.	PROFIT SHARE	7
8.1	Profit Sharing Agreement	7
8.2	Payment of Profit Share	8
9.	INTELLECTUAL PROPERTY	8
10.	ASSIGNMENT, TRANSFER AND ASSUMPTION	8
11.	TERM AND TERMINATION	9
12.	MISCELLANEOUS	9
10.1.	Authority	9
10.2.	Force Majeure	10
10.3.	Confidentiality	10
10.4.	Severability and Enforceability of Provisions	10
10.5.	Governing Law	10
10.6.	Dispute Resolution	11
10.7.	Notices	11

Initialled by: CDA / EB/ VT

i

SPECIAL HOTEL AGREEMENT

1. INTRODUCTION

1.1. The Event

Federation Internationale de l’Automobile (“FIA”) is the governing body of Formula 1 and is responsible for the organization and governance of Formula 1. In 2024, FIA announced that the Formula 1 Spanish Grand Prix (the “Event”) would be held in Madrid from 2026 to 2035 following an agreement reached between FIA and IFEMA Madrid (“IFEMA”).

1.2. Byrom plc /MATCH Accommodation

Byrom plc, a company incorporated under the laws of England and Wales, doing business as MATCH Accommodation (the “Client”), is the legal entity entering into this Agreement. MATCH Accommodation is a trading name used by Byrom plc in connection with its operations in the international sports accommodation sector.

Throughout the last two decades, the Client has also partnered with MATCH Hospitality AG, a global leader in official sports hospitality services. MATCH Hospitality AG has been appointed by IFEMA as the exclusive provider of Hospitality, the official provider of Accommodation and Ticket plus Accommodation products for the Event and in turn, has appointed the Client to operate and manage the Accommodation programme for the Event.

1.3. HOTEL101 SPAIN MANAGEMENT SLU

HOTEL101 SPAIN MANAGEMENT SLU (the “Hotel Authority”) is the operator of HOTEL101 MADRID (the “Hotel”) which is currently under construction at the site of Av. De Las Fuerzas Armadas, 328, Hortaleza, 28055 Madrid. The Hotel is anticipated to be fully operational and holding all applicable licenses by 31st March 2026 (the “Deadline Date”).

1.4. Accommodation for the Event

(i) The Client will be operating a programme to provide accommodation in Madrid for Accommodation User Groups prior to, and during the Event.

(ii) The Hotel Authority wishes to make available Event Rooms and other Hotel facilities to the Client as set out in this Hotel Agreement for each edition from 2026 to 2035 inclusive. Through conclusion of this Hotel Agreement, the Hotel will be designated as an Official Hotel within the Client’s programme.

2. CONDITIONS PRECEDENT / DEADLINE DATE

2.1 Conditions Precedent

This entire Hotel Agreement is cumulatively subject to:

a)	the Hotel being operationally ready to receive guests in all Event Rooms appearing in Schedule 3 (subject to the terms and conditions defined hereafter in this Hotel Agreement); and

b)	all Hotel Spaces and Facilities being fully constructed and operationally ready for use; and

c)	the Hotel Authority having obtained all consents, approvals, licenses, permits, certificates and/or authorisations necessary in order to commence full, and complete Hotel operations in compliance with local, regional and national laws and regulations; and

d)	the Hotel shall meet or exceed the operational and guest service standards generally associated with a minimum three-star international hotel and shall comply with H101’s internal global brand standards for guest rooms and service delivery; and

e)	the Client confirming in writing to the Hotel Authority that the matters above have been fulfilled to its satisfaction.

Collectively referred to as the “Conditions Precedent”.

Until such written confirmation is issued by the Client, all provisions of this Agreement shall remain conditional and no obligations, liabilities, penalties, or enforceable rights shall accrue to either Party.

Initialled by: CDA / EB/ VT

2.2 Deadline Date

Should the Conditions Precedent not be satisfied by 31st March 2026 (the “Deadline Date”), the Client shall be entitled to:

a)	terminate this Hotel Agreement with immediate effect in which case the Hotel Authority hereby waives all its right of recourse against the Client in law or otherwise for such termination; or

b)	agree, in its complete discretion, to an extension or extensions of the Deadline Date in which case the Hotel Agreement shall remain conditional upon the fulfilment of the Conditions Precedent by such extended Deadline Date.

Should the Client agree to an extension of the Deadline Date, then the Client shall also be entitled to extend all other dates set out in this Hotel Agreement under sections 3 to 6 inclusive.

All the provisions set out hereunder are subject to the Hotel Authority satisfying the Conditions Precedent outlined above to the Client’s approval and satisfaction.

Further, the Hotel Authority agrees herewith to provide the Client with quarterly written status update reports regarding the progress of construction up to 31st December 2025, from which point the status update reports shall be provided on the 15th of each month through to the Client’s confirmation that the Conditions Precedent have been met.

In case of failure of the Hotel Authority to provide the Client with the aforementioned written status update report, the Client has the right to immediately terminate this Hotel Agreement after a thirty (30) days of notice period given in writing to the Hotel Authority to provide the Client with the requested written status update report.

3. RESERVATION OF ROOMS

3.1. Reserved Room Inventory

(i) Subject to the terms and conditions of this Hotel Agreement, the Hotel Authority shall reserve a minimum of eighty percent (80%) of the Hotel’s Inventory of bedrooms (the “Event Rooms”) as set out in Schedule 3(i) to 3(x) during the Reservation Period for the exclusive use of the Client or any other third party to which the Client assigns or transfers any rights under this Hotel Agreement.

(ii) The Hotel Authority shall not change the number of Event Rooms reserved for the Client, save to the extent that the circumstances outlined in Clauses 3.1.(iii) and 3.1.(iv) below arise.

(iii) In the event that, at any time after the execution of this Hotel Agreement, the Hotel Authority plans to reorganise the Hotel Inventory, it shall provide detailed written notice to the Client prior to any actual works commencing and when doing so, shall provide an updated floor plan and detailed schedule of works. If, due to the enlargement, restructure or refurbishment of the Hotel’s inventory of guest rooms, the names, sizes, configurations or types of Event Rooms change, the Client shall be entitled to adjust the distribution of Event Rooms. Such entitlement shall be exercised by written notification from the Client within one (1) month from receipt of notice of planned works.

(iv) Should the Client require rooms for the Accommodation User Groups for an Event additional to those specified in each respective Schedule 3 (the “Additional Event Rooms”), the Client shall submit a written request to the Hotel. Should the Hotel agree to provide such Additional Event Rooms, they shall be provided for the same per room type, per night rates stated within the respective Schedule 3 and in accordance with the same terms and conditions set forth elsewhere in this Agreement. For the avoidance of doubt, both the Client and the Hotel Authority agree that such change to the inventory shall be confirmed via email and that there will be no requirement for additional addendum or similar contractual documentation.

(v) The Client acknowledges that the maximum occupancy of the Event Rooms is two (2) people and that the Event Rooms are typically set up to receive up to two (2) people sharing one (1) double bed. Should the Client wish to make the Event Rooms available to two (2) people who require two (2) beds, the Client shall indicate such rooms as 1 Bed plus 1 Sofa Bed for two (2) persons in its reporting of allocations to the Hotel Authority.

The use of the sofa bed shall be subject to the limitations and conditions set by the Hotel’s operating license and local regulatory approval. The Hotel Authority does not guarantee that sofa beds may be made available in all rooms unless and until such approval is confirmed.

Initialled by: CDA / EB/ VT

3.2. Reservation Period & Total Room Nights Held

(i) The Hotel Authority shall reserve the Event Rooms for the nights indicated within each respective Schedule 3 for the exclusive use of the Client or any other third party to which the Client assigns or transfers any rights under this Hotel Agreement. As the dates for the 2026 edition of the Event are yet to be formally announced, the reservation period in Schedule 3(i) is provisionally set to 31st August 2026 through 15th September 2026 inclusive. The provisional reservation periods for future editions of the Event will be set as outlined in the respective Schedule 3s.

(ii) The Client shall reduce the Reservation Period of each Event within five (5) working days of formal, public announcement by the Governing Body of the respective Event Dates. For the 2026 edition of the Event, it is anticipated, but not guaranteed by the Client, that this will be no later than 1st June 2025 and, subject to confirmation that the main race will take place on a Sunday, it is anticipated that the Reduced Reservation Period shall be for a period of five (5) nights starting on the Wednesday prior to the race day.

For each annual Event the Client shall provide written notification of the Reduced Reservation Period to the Hotel Authority and in doing so, shall release all Event Rooms held outside of the Reduced Reservation Period. The notice of release shall also confirm the Total Room Nights Held (the “TRNH”) being the number of Event Rooms Held multiplied by the number of nights for which they are held.

4. ROOM RATES, SALES STATUS AND ATTRITION

4.1. Client’s Room Rates

In consideration for the use of an Event Room, which has been reserved pursuant to Clause 3.1. above and not released by the Client to the Hotel Authority pursuant to Clause 4.3. below, the Client shall pay to the Hotel Authority the Net Payable Rate applicable to such Event Room Night stated within the respective Schedule 3.

(i)	For the avoidance of doubt, the Net Payable Rate shall be:

a)	In Euros.

b)	Per room type and occupancy (single, double or otherwise).

c)	Non commissionable.

d)	Quoted inclusive of Breakfast and Wi-Fi internet access unless expressly stated otherwise in the respective Schedule 3.

e)	Inclusive of all applicable taxes, levies and service charges.

f)	Set as:

-	2026 edition:

The Parties shall agree in good faith on a reasonable Net Payable Rate, with the expectation that this shall not exceed the lowest public rate published for the period from 1st June to 30th September 2026.

-	2027 editions onwards:

The Client and the Hotel Authority shall agree the Net Payable Rate in good faith no later than six (6) months prior to the relevant Event, and the applicable Schedule 3 shall be updated accordingly.

If no agreement is reached, either Party shall have the right to terminate the Agreement solely for that Event, without penalty.

-	Retrospective Adjustment:

If the Hotel publishes a lower public rate than the agreed Net Payable Rate, a retrospective adjustment shall be made, and the difference reflected in the Profit Share statement under Clause 8.

(ii)	If the tax rates prevailing at the time of provision differ from the tax rates included in the Net Payable Rates, then the Net Payable Rate shall be adjusted accordingly. To ensure that the increase or decrease of tax rates has a neutral effect on the Hotel Authority, the Hotel Authority shall provide the Client with a calculation showing the adjustment.

(iii)	The Client shall keep the Hotel Authority informed of the rates which it then publishes for sale of the Event Rooms (the “Selling Rate”). The Hotel Authority shall not offer room rates to the public or third-party distributors for the Event Period that are lower than the Client’s published Selling Rate, unless expressly approved in writing by MATCH.

Initialled by: CDA / EB/ VT

4.2. Status of Event Room Nights

(i) Reservation System

The Client will use its bespoke computerised system for the management and the operation of Accommodation in connection with the Event. Such computerised management system will include the provision of reports to the Hotel Authority showing room allocations and may include a voucher system established by the Client for the allocation of rooms to individual guests. Vouchers will confirm the room category, bed type configuration and period of stay which has been reserved for the holder of the voucher.

Such computerised system shall be managed and operated by the Client only and at no cost to the Hotel. However, the Hotel Authority may be required to access the internet (to access, via an extranet provided by the Client, any reports and voucher information which the Client may choose to upload instead of sending by email) and ensure that reports sent by the Client can be received by email.

(ii) Room Night Status

The Client will make the Event Room Nights for sale through its dedicated account management team, allowing for offline options to be issued and rejected or confirmed by corporate Accommodation User Groups and through its sales website allowing for web sales to individuals and small groups.

Event Room nights may hold any one of the following statuses within the Client’s systems:

-	Held: relating to any Event Room Night held within the committed inventory and not released or removed pursuant to Clause 4.3 below.

-	Allocated: relating to any Event Room Night which is Held and has been placed on option for a specific Accommodation User Group or individual guests.

-	Sold: relating to any Event Room Night which is Held and has been placed on a reservation which has been confirmed by a specific Accommodation User Group or individual guest.

-	Reserved: relating to any Event Room Night which is either Allocated or Sold.

-	Available: relating to any Event Room Night which is neither Allocated nor Sold.

(iii) Reserved Room Nights

Between 15th September of the year preceding the Event and 15th August of the year of the Event, the Hotel Authority may, upon request but not more frequently than once a month, obtain from the Client monthly written notices of the status of Reserved Room Nights, being the number of Event Room Nights for which either confirmed reservations have been received by the Client or which are being held under option by the Client for Accommodation User Groups/guests.

4.3. Attrition Schedule

Any Event Room Night reserved by the Hotel Authority for the Client pursuant to Clause 3.1 above may be released by the Client according to the attrition schedule set out below in this Clause 4.3.

(i) On or before 15th January of the year of the Event, or in the case of the 2026 Event, the later of 15th January 2026 or four (4) weeks after the Deadline Date, the Client may release without penalty or other charge payable, any or all Event Room Nights;

(ii) The Client may release without penalty or other charge payable, up to twenty percent (20%) of the TRNH provided that notice of such release is issued to the Hotel Authority by the Client on or before 15th May of the year of the Event. In any instance where the Client releases more than twenty percent (20%) of the TRNH, the Client shall pay a penalty of forty percent (40%) of the Net Payable Rate for each Event Room Night released in excess of the penalty free allowance in accordance with the provisions set forth in Clause 4.4;

Initialled by: CDA / EB/ VT

4.4. Cancellation Penalties

All cancellation penalty amounts payable to the Hotel Authority by the Client pursuant to Clause 4.3 shall be based upon single occupancy and be exclusive of any taxes save to the extent that the Hotel Authority is obliged to pay taxes to the relevant authorities for these penalty amounts. Any penalties payable by the Client shall be reconciled and settled post event in accordance with Clause 6.2 below and only in respect of Event Rooms Nights made available to the Client in full compliance with this Agreement and save to the extent that the Hotel Authority is able to resell the released Event Room Nights. By virtue of the payment of a cancellation penalty, the Client shall be entirely relieved from any further payment obligation in respect of the relevant Event Room Night as resulting from Clause 4.1.

4.5. Late Arrival Guarantee / No-Shows

(i) The Hotel Authority shall guarantee any Event Room Nights which remain as Held by the Client in case of late arrivals and shall not release any unoccupied Event Room Nights unless instructed in writing by the Client.

(ii) The Client shall pay the corresponding Net Payable Rate for any Event Room Night not previously released by the Client pursuant to Clause 4.3 above and made available to Client by the Hotel Authority in full compliance with this Hotel Agreement, regardless of whether the Event Room Night is used or not used by any guest (no-shows). If requested by the Client, the Hotel Authority shall provide written confirmation of any no-shows each morning or within the reconciliation process.

5. OTHER HOTEL SPACE AND SERVICES

5.1. Right of use and/or commercialisation

The Hotel Authority grants to the Client, the right of use and/or commercialisation of the following Hotel space and facilities:

a)	a minimum of 80% of Hotel parking spaces during the Reservation Period

b)	exclusive, private use of a designated area within the Hotel’s poolside gardens

c)	exclusive, private use of the poolside bar area, it’s seating/standing area and associated terraces

d)	full use of the Hotel’s swimming pool. Use by the Hotel’s own, direct guests shall be restricted to limited use by the Hotel in a manner which preserves the Client’s guests experience and the Client’s commercialisation of the pool area, this may include a time restriction issued to the hotel’s own guest which shall be mutually agreed in good faith. By way of example, it may be agreed that hotel’s own guest access is limited to 06:00-09:00.

e)	use of a minimum of 80% of the rooftop area/viewing deck, subject to the facility being constructed. The Parties acknowledge that this area is still in the planning stage, and may not ultimately be built or available for use. If constructed, the Parties shall mutually agree on a reasonable access protocol and activation plan prior to the Event.

f)	other common areas as mutually agreed

The Client, or MATCH Hospitality AG (as referenced in Clause 1.2) shall have the right of use and operation of the above areas for the entirety of the Reservation Period.

If the Client chooses to activate entertainment programmes or operate any functions, or events in such areas, the Client shall be entitled to set-up access from 3 days prior to the start of the Reservation Period and break-down access for up to 3 days after the Reservation Period subject to the Hotel Authority providing uninterrupted access, without charge and in a condition suitable for safe and effective use. The Client shall be responsible for the production costs of any such entertainment programmes, functions or events.

The Client is free to commercialise the right of use of any of the above areas.

The Hotel Authority shall not operate or permit any third party to operate any entertainment programmes, functions or events during the Reservation Period, save to the extent that the Client has provided explicit written consent for such operation.

Furthermore, the Hotel Authority shall be responsible for a) protecting the Client’s exclusivity rights of use in the selected areas, and b) for those areas which the Client does not have full exclusivity, limiting non Client guests access to ensure that any access does not interfere with the Client’s programme or events, and is managed in a way that ensures the comfort, safety and exclusivity expected by the Client. In this respect, the Client and Hotel Authority shall, prior to the Event mutually agree an access protocol to be adhered to.

Initialled by: CDA / EB/ VT

5.2. Other Public Space

If the Client (and/or any guest of the Accommodation User Groups) wishes to use other public spaces within the Hotel, the Hotel Authority shall provide to the Client (and/or any guest of the Accommodation User Groups) such public spaces together with the furnishings, accessories and services that are customarily available at to the Hotel guests with no additional charge levied. All other services associated with the use of such public spaces shall be charged at rates not to exceed the rates customarily applied to the same services in September of the year preceding the Event, plus a reasonable allowance for inflation.

5.3. Hotel Services

The Hotel shall provide to the Client (and/or any guest of the Accommodation User Groups) sufficient cleaning, linen, trash removal, extermination, and other regularly furnished services in accordance with customary standards for top quality hotels. The Hotel shall make available its customary telephone, internet services, food and beverage, laundry and dry-cleaning services to hotel guests at customary rates during the Reservation Period. Furthermore, the Hotel hereby agrees that it shall not apply any charges to the Client (and/or any guest of the Accommodation User Groups) for the use of any hotel facilities or services that are customarily available free of charge to hotel guests, including but not limited to gym, spa and pool (indoor and outdoor) access save to the extent that the provisions of Clause 4.1 above are maintained.

6. PAYMENT FOR EVENT ROOMS

6.1. Advance Payment to Hotel Authority

(i) On or before 15th February of the year of the Event or in the case of the 2026 Event, the later of 15th February 2026 or eight (8) weeks after the Deadline Date, the Client shall make a direct payment equal to forty percent (40%) of the Net Payable Contract Value of Event Room Nights Held following any releases made in accordance with Clause 4.3(i) above) (the “First Payment”);

(ii) On or before 15th June of the year of the Event, the Client shall make a direct payment, which together with the First Payment shall amount to a value equal to eighty percent (80%) of the Net Payable Contract Value of Event Room Nights Held as of 15th May of the year of the Event (i.e. following any releases made in accordance with Clauses 4.3(i) and 4.3(ii) above) (the “Second Payment”);

6.2. Final Balance Payment to Hotel Authority

The Hotel Authority agrees to issue an invoice in accordance with the Client’s instructions at the end of the Reservation Period for each edition of the Event. Such invoice shall cover the total value of Event Rooms Held following any releases made in accordance with Clause 4.3 above plus any Cancellation Penalties due in accordance with Clause 4.3 above to establish the Total Value Payable. Further, it shall reflect Advance Payments received by the Hotel Authority and indicate the remaining balance payable (the “Final Balance Payment”) relating specifically to the Event Rooms.

The Client agrees to make Final Balance Payment within thirty (30) days following receipt of the final, agreed tax invoice and signature of a full and final settlement letter subject to the resolution of any claims referenced in Clause 7 below.

6.3. Incidental Charges

All guests shall be responsible for their own incidental and other charges whatsoever and the Client shall not be responsible for the payment of any incidental charges or any charges whatsoever other than those covered by the payments made pursuant to Clauses 6.1 and 6.2 above, unless otherwise agreed between the parties in writing.

Initialled by: CDA / EB/ VT

7. NON-PROVISION OF ROOMS AND SERVICE ISSUES

7.1. Non-provision of rooms

(i) The parties agree and acknowledge that actual damages sustained by the Client or any members or guests of the Accommodation User Groups as a result of the Hotel Authority’s failure to meet its obligations to provide the specific Event Room Nights will be difficult to calculate. Therefore, in case of such failure, in addition to any other legal remedies (such as claims for non-performance) that the Client or any members or guests of the Accommodation User Groups may have, the Hotel Authority shall:

a)	provide the members or guests of the Accommodation User Groups affected by such failure by the Hotel Authority, free of charge, with an equivalent, comparable or higher standard room, during the same period of time, in the same hotel or, if not possible, another hotel of similar or better standard located within no more than fifteen (15) minutes driving distance from the Hotel and transportation services from the Hotel to such other alternative hotel; and

b)	be liable to the Client for liquidated damages equivalent to two (2) times the applicable Net Payable Rate for such Event Room Night.

For the avoidance of doubt, the Client and the Hotel Authority acknowledge that this Clause 7.1 shall only be applicable after the Deadline Date has been met and the Client has confirmed in writing to the Hotel Authority that Conditions Precedent have been fulfilled to its satisfaction as set forth in Clause 2 above.

(ii) In case of a failure as described in this Clause 7.1, the Hotel Authority agrees that such penalty shall be applied as a credit to the final balance payable by the Client or in the event that the penalty payable to the Client exceeds the balance due to the Hotel Authority, that the Hotel Authority shall make a payment to the Client within 21 days of the written request by the Client.

7.2. Service Issues

(i) In the event that a member of the Accommodation User Groups or guest/end-user of the Event Rooms raises a complaint regarding the Hotel’s provision of services and accommodation, the Hotel shall take all necessary and reasonable steps to address and resolve the complaint directly with the guest/end-user. The Hotel shall do so at its own cost and without imposing any liability, financial or otherwise, on the Client.

(ii) In the event that during such reconciliation process the Client receives a credit card chargeback notice or a customer of the Client serves written notice of any grievance relating to the provision of the Event Room Nights by the Hotel Authority, the Hotel Authority acknowledges that this shall not be the liability of the Client and shall fully reimburse the Client for any amounts charged back, including any administrative or legal costs incurred in connection with such chargeback. Any such reimbursement shall be without prejudice to any other legal remedies the Client may have, including those identified in this Clause 7.

8. PROFIT SHARE

8.1 Profit Sharing Agreement

The Client will commercialise the Event Rooms and the Hotel Spaces and Facilities referenced in Clause 5 above for amounts it determines appropriate throughout the duration of its programme(s) for the Event.

The Revenue generated from said commercialisation, less the Cost of Sale (the “Gross Profit”) shall then be shared on a ratio of sixty percent (60%) to the Client and forty percent (40%) to the Hotel Authority.

This will apply to the commercialisation of Event Rooms and Hotel Spaces and Facilities as illustrated below:

Event Rooms

If the Net Payable Rate for a single Event Room Night is 150 and the Client sells at a rate of 300, the Gross Profit is 300 minus 150 which equals 150. The Client shall retain 90 and shall pay the Hotel Authority 60.

Hotel Spaces & Facilities

If in its commercialisation of the Hotel Spaces and Facilities, the Client operates a programme, function or event with a per head operating cost of 200 and generates a per head sales revenue of 500, the Gross Profit is 500 minus 200 which equals 300. The Client shall retain 180 and shall pay the Hotel Authority 120.

The Client shall retain full discretion in determining the commercial strategy and pricing of all Event Rooms and Hotel Space provided that the Hotel Authority shall be entitled to review summary calculations supporting the Profit Share.

Initialled by: CDA / EB/ VT

8.2 Payment of Profit Share

Within thirty days of the end of the Reservation Period, the Client shall provide the Hotel Authority with a comprehensive statement showing:

a)	the total Net Payable Contract Value of Event Rooms Retained

b)	the total Value of Revenue generated from the sale of the Event Rooms

c)	the total cost of operation of the Client’s programmes, functions and events held in the Hotel Space and facilities

d)	the total Value of Revenue generated from the sale of the Client’s programmes, functions and events held in the Hotel Space and facilities

e)	The Gross profit, and the applicable share values The Hotel Authority shall then issue a full, VAT invoice to the Client for the value of the Profit Share due to the Hotel Authority. The Client agrees to make payment within thirty (30) days of receipt of a correct and valid invoice.

9. INTELLECTUAL PROPERTY

9.1. The Hotel Authority acknowledges and agrees that it does not, by virtue of this Hotel Agreement, obtain, or become entitled to claim, any right, title or interest in or to any intellectual property rights or other property rights held by, or related to, the Client and/or the Event In this regard, the Hotel Authority shall not, in the absence of the Client’s express prior written approval to that effect, adopt, develop, create, register or use (nor grant, or purport to grant, any third party the right or license to adopt, develop, create, register or use) any symbol, logo, emblem, trademark, copyright or other intellectual property rights or property rights of any nature held by, or related to, the Client and/or the Event.

9.2. Without limiting Clause 9.1 above, the Hotel Authority shall not, in particular, adopt, develop, create, register or use any name, logo, trademark, indicia, brand name, symbol, service mark or other mark (whether registered or unregistered) or designation which may be inferred as identifying with, or relating to, the Client and/or the Event.

10. ASSIGNMENT, TRANSFER AND ASSUMPTION

10.1. The Hotel Authority shall not have the right to assign or transfer this Hotel Agreement without the prior written approval of the Client.

10.2. The Client shall be free to assign, novate or transfer this Hotel Agreement, or parts of it, together with all respective rights and obligations hereunder respectively, to any third party or entity nominated by the Client.

10.3. The Hotel Authority agrees and acknowledges that the Client, or any third party to which it has assigned or transferred any rights or obligations under this Hotel Agreement, or any party that has assumed such rights and obligations, shall have the right, subject to the terms and conditions of this Hotel Agreement, to use, or to make available the Event Rooms (for any consideration determined by the Client) to any members or guests of the Accommodation User Groups or any other third parties, as directed by the Client or its nominated assignee.

10.4. The parties shall enter into any agreement and further document legally required to effect such assignment, transfer or assumption of rights and obligations in accordance with the provisions set forth in this Agreement.

Initialled by: CDA / EB/ VT

11. TERM AND TERMINATION

11.1. The term of this Hotel Agreement commences upon its execution and expires 31st October 2035, unless previously terminated pursuant to its terms.

11.2. This Hotel Agreement shall terminate automatically and with immediate effect:

(i)	In the event that the Event is cancelled by FIA or IFEMA, or the Event is held behind closed doors in any given contract year, the obligations and rights of the Parties under this Agreement shall be suspended solely for that contract year in respect of the affected Event. In such a case, the Hotel Authority shall have no further claims against the Client for that year, and the Hotel Authority shall return to the Client any material, payments, or other items received (if any) related to the cancelled or modified Event. For the avoidance of doubt, this Agreement shall otherwise remain in full force and effect for all other contract years unless terminated in accordance with its terms, or

(ii)	upon the commencement or opening of any formal proceedings undertaken for the express purposes of the liquidation, winding-up, dissolution and/or removal from the corporate register of either party.

11.3. Either party may terminate this Hotel Agreement by written notice if the other party:

(i)	fails to observe or perform any of its obligations under this Hotel Agreement and does not remedy such failure within thirty (30) days after being requested to do so by written notice. If the Client requests the Hotel Authority to do so within thirty (30) days before the commencement of, or during, the Event, such remedy period for the Hotel Authority shall be reduced to three (3) days; or

(ii)	becomes unable to pay its debts as they fall due, enters into any arrangement or composition with its creditors or any of them, and/or has a receiver or administrator appointed over all or part of its property or assets.

11.4. The expiration or early termination of obligations under this Hotel Agreement for a specific contract year shall be without prejudice to any existing rights or claims the terminating party may have against the other. Such termination shall not affect the validity of this Hotel Agreement for future contract years unless expressly stated. Termination shall not relieve either party from reimbursement of expenses or compensation for damages suffered by the terminating party. Upon such termination, all rights granted to the Hotel Authority for that contract year shall automatically revert to the Client at no cost and without further formalities. The Hotel Authority shall have no further claims against the Client for that contract year apart from any valid claims based on the Client’s contractual liability under this Hotel Agreement. The Hotel Authority shall return to the Client any material, payments, or other items received (if any) related to the terminated contract year.

11.5. For the avoidance of doubt, termination under this clause 11 shall not affect the validity of this Hotel Agreement for future contract years, unless otherwise expressly stated.

11.6. For the avoidance of doubt, Clauses 9., 12.2. and 12.3. shall survive expiry or earlier termination of this Hotel Agreement.

12. MISCELLANEOUS

12.1. Authority

(i)	The Hotel Authority hereby represents and warrants to the Client that a) the Hotel Authority has the authority to enter into this Hotel Agreement, and b) the Hotel Authority has obtained all consents, approvals and/or authorizations necessary to make this Hotel Agreement binding upon the Hotel, the Hotel Authority, the Hotel’s management and all other persons or entities which may have any interest in the Hotel, its management and/or premises and upon any and all successors, purchasers or transferees which may obtain any interest in the Hotel, its management and/or premises during the term of this Hotel Agreement.

Initialled by: CDA / EB/ VT

(ii)	The Hotel Authority hereby covenants that it shall ensure that the Hotel’s management and all other persons or entities which have an interest in the Hotel, its management and/or premises and upon any and all successors, purchasers or transferees which may obtain any interest in the Hotel, its management and/or premises shall act in accordance with this Hotel Agreement.

(iii)	At the Client’s request, the Hotel Authority shall use its best efforts to obtain a written non-interference agreement from any person or entity, which may have any ownership, mortgage or debt-related interest in the Hotel. This non-interference agreement shall provide that any successor-in-title by foreclosure or other conveyance will be bound by this Hotel Agreement.

12.2. Force Majeure

The performance of this Hotel Agreement by either party is subject to acts of God, war, government regulations, disaster, strikes, civil disorders, acts of terrorism, pandemic, curtailment of transportation facilities, the postponement or cancellation of the Event or other emergencies beyond the affected party’s control making it illegal or impossible to provide or take up the Event Rooms for the purpose of accommodating people to attend the Event. In the event that performance of this Hotel Agreement is not possible by reasons of such force majeure (as referred to in this Clause 12.2.) and other circumstances referred to in this Clause 12.2., neither party shall be deemed to be in breach of the terms of this Hotel Agreement and this Hotel Agreement shall be deemed to be terminated so that: (i) all affected Event Room Nights shall be deemed cancelled and no release penalties shall be applied; and (ii) any and all payments received by the Hotel, if any, shall be refunded to the Client.

12.3. Confidentiality

The contents of, and any information disclosed pursuant to, this Hotel Agreement are confidential. The parties will do all things necessary to preserve their confidentiality, except to the extent that:

(i)	disclosure is required by relevant laws or court orders;

(ii)	disclosure is, in the reasonable opinion of the Client, or its professional advisers, desirable in connection with any court or tribunal action involving the Client;

(iii)	the contents are, or the information is, in the public domain (other than by reason of a breach of this Clause 12.3.);

(iv)	disclosure is necessary within the Hotel Authority or the Client as part of their ordinary reporting or review procedure; or

(v)	disclosure is made to the Client’s or Hotel Authority’s professional advisers or auditors who have a legitimate need to know such contents or information and who agree to be bound by the provisions of this Clause 12.3.

(vi)	the parties mutually agree to a ceremonial signing and/or making a public announcement and/or issuing a press release, the contents of which shall be subject to prior written approval by both parties.

12.4. Severability and Enforceability of Provisions

In the event of any one or more provisions of this Hotel Agreement being held, for any reason, to be unenforceable in any respect under the laws of any country, state or organisation:

(i)	the validity of the remainder of this Hotel Agreement will not be affected and this Hotel Agreement will remain in full force and effect in so far as the primary purpose of this Hotel Agreement is not frustrated;

(ii)	this Hotel Agreement is to be construed as if such provisions had not been contained in this Hotel Agreement; and

(iii)	the parties will negotiate in good faith to replace any such provisions by such enforceable provision as has effect nearest to that of the provision being replaced.

12.5. Governing Law

This Hotel Agreement is to be governed by, and interpreted in accordance with, the laws of the England.

Initialled by: CDA / EB/ VT

12.6. Disputes Resolution

All disputes in connection with this Hotel Agreement, including disputes as to its conclusion, binding effect, amendment and termination, are to be promptly settled between the parties by negotiation. If no solution can be reached, any such dispute shall, to the exclusion of any court or other forum, be exclusively resolved by an arbitral tribunal. The seat of the arbitration shall be in England and the language of the proceedings shall be English.

12.7. Notices

All notices, demands, requests or other communications relating to this Hotel Agreement shall be in writing, in English and shall be transmitted by hand delivery or e-mail addressed as follows:

Hotel Authority:	Client:

FAO: Marriana Yulo	FAO: Victoria Twiggs

E-mail: myh@doubledragon.com.ph	Email: contract.management@match-accommodation.com

Initialled by: CDA / EB/ VT

IN WITNESS WHEREOF, the parties have executed this Hotel Agreement as of the day and the year first written below.

HOTEL AUTHORITY:		CLIENT:

By:	/s/ Marriana Yulo	By:	/s/ Enrique Byrom
Name:	Marriana Yulo	Name:	Enrique Byrom
Title:	Hotel101 Global CEO	Title:	Byrom plc CEO
Date:	6 June 2025	Date:	6 June 2025

By:	/s/ Rodolfo Ma Ponferrada	By:	/s/ Victoria Twiggs
Name:	Rodolfo Ma Ponferrada	Name:	Victoria Twiggs
Title:	Hotel101 Global Executive Chairman	Title:	Byrom plc Global Accommodation Lead
Date:	6 June 2025	Date:	6 June 2025

Initialled by: CDA / EB/ VT

SCHEDULE 1

Glossary of Terms

“Accommodation” means the provision to the Client and Accommodation User Groups of hotel rooms, offices, conference rooms, meeting rooms, spaces, and other facilities in connection with the Event by a hotel or other provider.

“Accommodation User Groups” means the groups which use the Event Rooms, including, Commercial Affiliates, Media Representatives, the Hospitality Rights Holder, Hospitality Agents and the general public.

“Additional Event Rooms” means room nights requested by the Client in addition to those set forth within each respective Schedule 3, as set out in Clause 3.1.(iv).

“Available” refers to a status categorisation of Event Room Nights which are neither Allocated nor Sold as described in Clause 4.2.

“Allocated” refers to a status categorisation of Event Room Nights which are Held and have been placed on option for a specific Accommodation User Group or individual guests as described in Clause 4.2.

“Client” means “MATCH Accommodation as named on page 1 of this Hotel Agreement or any other entity to which the full rights and obligations of this Hotel Agreement have been assigned by the Client.

“Country” means the country in which the Hotel is located.

“Deadline Date” is the date by which all Conditions Precedent must be met as described in Clause 2.2.

“Event” means each edition of the F1 Spanish Grand Prix as indicated on the front page of this Hotel Agreement.

“Event Rooms” means such hotel rooms as indicated in each respective Schedule 3.

“Event Room Night” means any single night of an Event Room.

“FIA” refers to Federation Internationale de l’Automobile, the governing body of Formula 1.

“Full and Final Settlement Letter” is a document sent to the Hotel Authority by the Client outlining the agreed, reconciled values payable in respect of this Hotel Agreement.

“Held” refers to a status categorisation of Event Room Nights which are held within the committed inventory and not released or removed pursuant to Clause 4.3 and as described Clause 4.2.

“Hotel” means the property in relation to which the Hotel Authority will perform its obligations under this Hotel Agreement as described in Schedule 2 of this Hotel Agreement.

“Hotel Agreement” refers to this entire Agreement including any accompanying schedules and mutually concluded Addenda.

“Hotel Authority” means the owner and/or operator of the Hotel as indicated in this Hotel Agreement.

“IFEMA” is a consortium formed by the Community of Madrid, the Madrid City Council, the Chamber of Commerce and Industry and the Montemadrid Foundation which has been designated as the organiser of the F1 Spanish Grand Prix from 2026 onwards.

“Net Payable Contract Value” means the total value of Event Room Nights Held at the date on which it has been calculated by the Client.

“Net Payable Rate” means the night-by-night rate for each Event Room that the Hotel will receive from the Client as confirmed by the Client in accordance with the process described in Clause 4.1.

“Reserved” refers to a status categorisation of Event Room Nights which are either Allocated or Sold as described in Clause 4.2.

“Reservation Period” means the dates over which Event Rooms are provisionally held as stated within each respective Schedule 3.

“Reduced Reservation Period” means the dates over which Event Rooms are Held following confirmation of the Event dates as referenced in Clause 3.2.

“Sold” refers to a status categorisation of Event Room Nights which are Held and have been placed on a reservation which has been confirmed by a specific Accommodation User Group or individual guest as described in Clause 4.2.

“Total Room Nights Held” or “TRNH” means the number of Event Rooms multiplied by the number of nights on which they are held as communicated to the Hotel Authority in accordance with Clause 4.2

Initialled by: CDA / EB/ VT

SCHEDULE 2

Hotel Information

Formal Company Name: HOTEL101 SPAIN MANAGEMENT, S.L.U. (B44626695)

Formal Company Address: Calle Serrano 41, 4th Floor, 28001 Madrid, Spain

Company Registration Number/Registry Details:

Registered with the Commercial Registry of Madrid under:

●	Book (Tomo): 44,678

●	Sheet (Hoja): M-786,861

●	Page (Folio): 40

●	NIF (Spanish Tax ID): B-44626695

Common Hotel Name: Hotel101 MADRID

Hotel Address: Av. De Las Fuerzas Armadas, 328, Hortaleza, 28055 Madrid, Spain

Official Hotel Grading: To be confirmed

Financial Details:

Name of bank:

BANCO SANTANDER S.A.

Bank Address:

SWIFT code - BSCHESMM,

Address: Paseo de Pereda 9-12, 39004 Santander, Spain.

Beneficiary/Account Name:

HOTEL101 SPAIN MANAGEMENT S.L.U.

Beneficiary/Account Number:

IBAN: ES6500496099872710017241

Initialled by: CDA / EB/ VT